UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49−30) 468−1111

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE

KPMG values Schering AG share at EUR 87.63
Bayer offers compensation of EUR 89.00 per Schering AG share

Berlin, July 26, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that, in connection with the takeover of Schering AG, Berlin, Germany, by the Bayer Group, a domination and profit and loss transfer agreement between Dritte BV GmbH as the controlling company and Schering AG as the dependent company is to be proposed for approval at an extraordinary General Meeting of Schering AG planned for September 2006.

In this regard, the Executive Boards of Schering AG and Bayer AG as well as the management of Dritte BV GmbH have instructed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft with the valuation of Schering AG. KPMG has today informed the Executive Board of Schering AG that, upon completion of their valuation work, the value of Schering AG amounts to EUR 16.723 billion. This is equivalent to a value of EUR 87.63 per share. This value is above the volume-weighted average share price of the past three months and represents an appropriate compensation payment in the view of KPMG. According to KPMG, fair compensation for future omitted dividend amounts to EUR 3.62 per share. KPMG based its valuation on the principles of the Standard S1 of the Institute of Chartered Accountants for the implementation of company valuations (IDW S1). KPMG has already taken into account the results of Schering AG as per June 30, 2006.

The Executive Board of Bayer AG has nonetheless offered to the Executive Board of Schering AG to agree on a compensation payment of EUR 89.00 per share in the domination and profit and loss transfer agreement. As compensation for future omitted dividend, the guaranteed dividend in the amount of EUR 3.62 as determined by KPMG shall be provided for.

The Executive Board and the Supervisory Board of Schering AG will examine the Bayer offer and the KPMG report and will decide on the domination and profit and loss transfer agreement over the next few days.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work.

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Media Relations: Verena von Bassewitz, T: +49-30-468 19 22 06, verena.vonbassewitz@schering.de
Investor Relations: Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de

Find additional information at: www.schering.de/eng

Legal Instruction
After the proposed offer of cash compensation by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the planned domination and profit and loss transfer agreement between Dritte BV GmbH and Schering Aktiengesellschaft, is made available to Schering Aktiengesellschaft shareholders, Schering Aktiengesellschaft will file with the U.S. Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer of cash compensation. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.